STATEMENT OF FINANCIAL CONDITION

KBC Securities USA LLC

December 31, 2023
With Report of Independent Registered Public Accounting Firm

KBC Securities USA LLC

Statement of Financial Condition

December 31, 2023

Contents

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SEC FILE NUMBER
8-51529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/01/2023** (MM/DD/YY) AND ENDING **12/31/2023** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KBC SECURITIES USA LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 AVENUE OF THE AMERICAS, 39th FLOOR
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rosalba Ragusa	**(212) 541-0683**	**rosalba.ragusa@kbcsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Commpany, LLP
(Name – if individual, state last, first, and middle name)

50 Rockfeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

11/02/2005	**2468**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Rosalba Ragusa_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ __KBC Securities USA LLC_____ , as of __December 31_____ , 2 __023__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: __Chief Financial Officer_____

_____
Notary Public

ROBIN L MCCLAM
Notary Public of New Jersey
Commission ID# 50188376
Commission Expires 3/11/2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
  (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: ____**Facing Page**_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors
KBC Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBC Securities USA LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KBC Securities USA LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KBC Securities USA LLC's management. Our responsibility is to express an opinion on KBC Securities USA LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to KBC Securities USA LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as KBC Securities USA LLC's auditor since 2019.
New York, New York
February 29, 2024


KBC Securities USA LLC

Statement of Financial Condition

December 31, 2023
(In Thousands)


Assets

Cash	$	7,197
Cash segregated in compliance with federal regulations		130
Receivable from Affiliate		213
Underwriting fee receivable		45
Deferred tax asset		35
Other assets		9
Total assets	$	7,629

Liabilities and Member's Equity

Payable to related parties:		
Affiliate	$	108
Parent		40
Other liabilities and accrued expenses		177
Total liabilities		325
Commitments and Contingencies (Notes 2 and 9)		
Member's equity		7,304
Total liabilities and member's equity	$	7,629

See accompanying notes.

KBC Securities USA LLC
Notes to Statement of Financial Condition
December 31, 2023

1. Organization

KBC Securities USA LLC (the "Company"), a Delaware limited liability company, was formed on December 8, 1998. KBC Bank NV ("KBCBNV") is the sole member of the Company (the "Parent"). KBC Group NV is the ultimate Parent Company of KBCBNV.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Introducing Broker-Dealer which acts as a chaperoning broker-dealer on an agency basis pursuant to Rule 15a-6 with its foreign affiliate. The Company participates as a co-manager into the syndicated issuance of corporate and financial institution bonds when it engages in "all-or-none" economics offerings. The Company also participates in the syndicate as a co-manager in a passive role in the private placement of equity securities with no active involvement in the structuring or origination of the transaction. The Company acts on a selling agent capacity when it participates in the placement of Euro (€) new and/or existing listed equity instruments of listed or non-listed issuers, where the participation is limited to the placement of shares only with U.S. qualified investors.

2. Summary of Significant Accounting Policies

a) *Basis of Financial Statement Presentation*

The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) *Allowance for Credit Losses*

The Accounting Standard Codification ("ASC") Topic 326, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*, which requires the expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost (cash, cash segregated in compliance with federal regulations, and underwriting fees receivable). The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for these assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period of changes in expected lifetime credit losses.

2. Summary of Significant Accounting Policies (continued)

    b)   *Allowance for Credit Losses (continued)*

The Company's underwriting fees receivable are a result of participating in bonds economics/equity private placement transactions. When acting as a co-manager in a bonds economics, the issuer is an established client of the Parent. The issuers are predominantly corporates which have outstanding loans with the Parent and invite the Company to participate as a co-manager. The Company, when accepting participation, evaluates credit ratings from the three top rating agencies, reviews financial statement, relies on the Parent's evaluation of the client's creditworthiness, and seeks approval from the legal and risk departments of the Parent. Based on these factors, management concluded there are remote expectations of any credit loss, and no allowance was recorded on underwriting fees receivable transactions.

The Company maintains operating, payroll and 15c3-3 Cash Segregated accounts held at two Federal Deposit Insurance Corporation ("FDIC") insured banks. The banks are a public member of the S&P 500 Index. In addition, on a regular basis the Company reviews the bank's regulatory submissions of the Consolidated Reports of Financial Condition and Income. The Company does not have any history of any issues obtaining the Company's money held at the bank. No allowance for credit losses was recorded for these accounts as of December 31, 2023.

    c)   *Revenue Recognition*

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") ("Topic 606"). Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's contracts are wholly in scope of Topic 606. Each transaction is a single performance obligation. Commissions consists of 15a-6 transactions; there are no variable elements in each contract. Commissions earned for acting as an introducing broker dealer and are recorded on a trade date basis as securities transactions occur. Underwriting fees consist of bonds economics/equity private placement transactions and equity capital markets transactions in which there is a variable element in the contract whereby success fees are dictated by the fee structure and the amount expected to earn are based on the total placement by the Company.

2. Summary of Significant Accounting Policies (continued)

c) Revenue Recognition (continued)

When the Company is participating in bonds economics/equity private placement transactions the entire issue must be sold or the offering is void. With this arrangement the lead underwriter has the ability to cancel the offering if the entire issue is not sold. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. These fees are non-recurring in nature and are recognized on the date of closing the underwriting transaction.

d) Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

e) Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. Federal income tax purposes and is included in the Federal, New York State and New York City income tax returns of the Parent Company. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the Company is assumed to file separate returns with the taxing authority, thereby reporting its share of taxable income or loss which is then settled as an intercompany transaction with the Parent Company.

FASB ASC No. 740, "Income Tax", clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

State and local deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

2. Summary of Significant Accounting Policies (continued)

f) Other

The Company follows FASB ASC No. 450, *Contingencies,* which recognizes the contingency liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company translates its foreign currency denominated assets and liabilities at the current exchange rate at the Statement of Financial Condition date.

Transactions that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange at the transaction date.

3. Cash and Cash Segregated in Compliance with Federal Regulations

The Company reflects cash on deposit held at two separate banks in the amount of $7,197,029. The Company maintains a segregated account at each of these two banks in the total amount of $130,000 pursuant to Rule 15c3-3. The Company maintains these accounts at a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the FDIC limit. At December 31, 2023, the amounts in excess of these limits are $6,827,030.

4. Revenue Recognition

The Company participates as a co-manager in the syndicated issuance of Corporate and Financial Institution Bonds when it engages in "all-or-none" economics offerings.

	December 31,	
Accounts Receivable	2023	2022
Underwriting fees receivable from Affiliate	$ 86,606	$ 20,753
Underwriting fees receivable	$ 45,000	$ 210,321

5. Related-Party Transactions

The Company acts as an introducing broker dealer in transactions with its customers, pursuant to Rule 15a-6 and earns a commission. The Company and KBC Securities NV ("KBCS") provide to each other certain support and other services for which they compensate each other pursuant to service agreements.

KBC Securities USA LLC

Notes to Statement of Financial Condition (continued)

5. Related-Party Transactions (continued)

At December 31, 2023, the Company reported $213,512 and $26,725 as Receivables from Affiliate and Payable to related parties-Affiliate, respectively, relating to this arrangement. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBCS, which governs the allocation of expenses between the Company and KBCS with respect to the global system infrastructure operated and maintained by KBCS which is used by the Company. At December 31, 2023, the Company reported $81,376 as Payable to related parties-Affiliate relating to this arrangement in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with KBC Bank NV, a Belgian company, acting through its New York Branch ("KBCNY"), which governs the allocation of expenses between the Company and KBCNY with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In addition, KBCNY pays the Company's entire own direct expenses, apart from payroll, on behalf of the Company and is reimbursed by the Company. At December 31, 2023, the Company reported $40,479 as Payable to related parties-Parent in the Statement of Financial Condition. Any such balance is payable on demand and is paid in the normal course of business.

At December 31, 2017, the Company entered into a tax sharing agreement whereby KBCBNV would utilize the Company's prior years' Net Operating Losses ("NOLs") for the reduction of federal tax payable.

The accompanying Statement of Financial Condition is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

6. Net Capital and Other Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2023, the Company's net capital was $6,852,597, which exceeds the minimum requirement by $6,602,597.

6. Net Capital and Other Regulatory Requirements (continued)

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as a chaperoning broker-dealer for KBCS, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. The Company maintains $130,000 as Cash segregated in compliance with Rule 15c3-3 of the SEC.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other requirements of Rule l5c3-1 and other regulatory bodies.

7. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees of the Parent and the Company. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

8. Income Taxes

Federal deferred income tax assets reflect the amount of NOL carry forwards at the applicable rate. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes

The net deferred tax assets at December 31, 2023, consist of:

	Deferred Tax Assets	Valuation Allowance	Net Deferred Tax Assets
	(In Thousands)		
Federal income tax benefit	$ 35	$ 0	$ 35
State and local	351	(351)	0
Total	$ 386	$ (351)	$ 35

The Company is a single member limited liability company which is included in the tax returns of its Parent; therefore, the Parent can utilize the Company's tax attributes in the consolidated Federal tax return. The Company's effective tax rate of 22.51% is different from the U.S. Federal statutory rate of 21% due to the utilization of all the Company's federal net operating loss carryovers by its Parent, the change in the Company's valuation allowance, state and local rate changes, and other permanent differences.

8. **Income Taxes (continued)**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company is reporting a Deferred federal income tax benefit of $30,207 which is due to an increase of DTA as a result of a temporary difference. The Company reported a DTA at December 31, 2023, of $34,751. As of December 31, 2023, the Company had net operating loss carryovers of $40,286,284, and $7,802,514 for U.S. State and local tax purposes, respectively.

The Company maintains a full valuation allowance against its State and Local deferred tax assets to reduce its deferred tax assets to amounts management believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance.

9. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 29, 2024, the date of the filing of this report. On January 24, 2024 a Board Meeting was held whereby the Board of Directors decided to seize all activities and incorporation of the Company. The target date of dissolution is June 30, 2024.